EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of Class B ordinary shares, $0.0001 par value per share, of Ross Acquisition Corp II is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1).  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2022

	By:	/s/ Wilbur L. Ross, Jr.
Name: Wilbur L. Ross, Jr.

	By:	/s/ Stephen J. Toy
Name: Stephen J. Toy

	By:	/s/ Nadim. Z. Qureshi
Name: Nadim. Z. Qureshi

Ross Holding Co LLC

	By:	/s/ Wilbur L. Ross, Jr.
Name: Wilbur L. Ross, Jr.
Title: Member